EXHIBIT 21

              IN THE COURT OF CHANCERY OF THE STATE OF DELAWARE
                         IN AND FOR NEW CASTLE COUNTY

          -------------------------------------------X
          CHARLES KOWAL AND HARRY W. KENT,           :
          in his Individual Retirement Account,      :
          on their own behalf and on behalf of       :
          all others similarly situated,             :
                                                     :
                                   Plaintiffs,       :
                                                     :  C.A. No. 14115
                    -against-                        :
                                                     :
          CHICAGO AND NORTHWESTERN TRANSPORTATION    :  CLASS ACTION
          COMPANY, UNION PACIFIC CORPORATION,        :  COMPLAINT
          RICHARD K. DAVIDSON, JAMES E. MARTIN,      :
          JAMES J. MOSSMAN, JAMES R. THOMPSON,       :
          ROBERT SCHMIEGE, HAROLD A. POLING, and     :
          SAMUEL K. SKINNER,                         :
                                                     :
                                   Defendants.       :
          -------------------------------------------X

                    Plaintiffs, by their attorneys, for their complaint against defendants, allege upon information and belief, except for paragraphs 1 and 2 hereof, which are alleged upon knowledge, as follows:

                    1. Plaintiffs bring this action pursuant to Rule 23 of the Rules of the Court of Chancery on their behalf and as a class action on behalf of all persons, other than the defendants and those in privity with them, who own common stock of Chicago And North Western Transportation Company ("CNW" or the "Company").

                    2. Plaintiffs are, and have been at all relevant times, the owners of the common stock of the Company.

                    3. Defendant CNW is a corporation duly organized and existing under the laws of the State of Delaware. The Company is the holding company for the Chicago and North Western Railway Company, a leading railroad freight hauler in the central transcontinental corridor and major transporter of coal, grain and double-stack containers. The Company's common stock is traded on the New York Stock Exchange under the symbol CNW. The Company maintains its principal corporate offices at 165 North Canal Street, Chicago, Illinois 60606.

                    4. Defendant Union Pacific Corporation ("Union Pacific") is a publicly-held corporation with the symbol "UNP." Union Pacific is a transportation and natural resource company based in Bethlehem, Pennsylvania, with sales of approximately $8 billion. Union Pacific beneficially owns 29% of CNW and has three seats on CNW's board.

                    5. Defendant Richard K. Davidson ("Davidson") is, and at all relevant times, has been a director of the Company. Davidson is Chairman and Chief Executive Officer of Union Pacific Railroad Co., a subsidiary of Union Pacific.

                    6. Defendant James E. Martin ("Martin") is, and at all relevant times, has been a director of the Company.

                    7. Defendant James J. Mossman ("Mossman") is, and at all relevant times, has been a director of the Company.

                    8. Defendant James R. Thompson ("Thompson") is, and at all relevant times, has been a director of the Company.

                    9. Defendant Robert Schmiege ("Schmiege") is, and at all relevant time, has been a Chairman, Chief Executive Officer and President of the Company.

                    10. Defendant Harold A. Poling ("Poling") is, and at all relevant times, has been a director of the Company.

                    11. Defendant Samuel K. Skinner ("Skinner") is, and at all relevant times, has been a director of the Company.

                    12. The defendants named in paragraphs 5 through 11 may be referred to herein as the "individual defendants."

                    13. The individual defendants are members of the board of CNW. Certain of the individual defendants are members of the board of directors of Union Pacific. Union Pacific, by virtue of its 29% interest in CNW and its three seats on CNW's board, is a controlling shareholder of CNW and orchestrated the merger at issue for its own benefit, at the expense of CNW's minority shareholders.

                    14. The individual defendants, by reason of their corporate directorships, stand in a fiduciary position relative to the Company's public shareholders, whose fiduciary duties, at all times relevant herein, require them to exercise their best judgment, and to act in a prudent manner, and in the best interests of the Company's minority shareholders. Said defendants owe the public shareholders, of CNW, including the plaintiffs, the highest duty of good faith, fair dealing, due care, loyalty, and full, candid and adequate disclosure.

                    15. Each defendant herein is sued individually as an aider and abettor, as well as in his capacity as a director of the Company (in the case of the individual defendants), or as a control person and the liability of each arises from the fact that he has engaged in all or part of the unlawful acts, plans, schemes, or transactions herein.

                              CLASS ACTION ALLEGATIONS

                    16. Plaintiffs bring this action on their own behalf and as a class action, pursuant to Rule 23 of the Rules of the Court of Chancery, on behalf of all security holders of the common stock of the Company (except the defendants herein and any person, firm, trust, corporation, or other entity related to or affiliated with any of the defendants) and their successors in interest, who are or will be threatened with injury arising from defendants' actions as more fully described herein.

                    17. This action is properly maintainable as a class action.

                    18. The class is so numerous that joinder of all members is impracticable. As of Mach 23, 1994, there were 43,786,787 shares of CNW common stock outstanding.

                    19. A class action is superior to other methods for the fair and efficient adjudication of the claims herein asserted, and no unusual difficulties are likely to be encountered in the management of this class action. The likelihood of individual class members prosecuting separate claims is remote.

                    20. There are questions of law and fact which are common to the class and which predominate over questions affecting any individual class member. The common questions include, inter alia, the following:

                         (a)  whether defendants have breached their
          fiduciary and other common law duties owed by them to plaintiff and the members of the class;

                         (b) whether defendants are pursuing a scheme and course of conduct designed to eliminate the public securities holders of CNW in violation of the laws of the State of Delaware in order to benefit from a proposed acquisition of CNW by Union Pacific at the expense and to the detriment of the plaintiffs and the other public stockholders who are members of the class;

                         (c) whether defendants are acting on both sides of the possible going-private transaction, thus presenting a conflict of interest, self-dealing and overreaching;

                         (d)  whether the said proposed acquisition,
          hereinafter described, constitutes a breach of the duty of fair dealing with respect to the members of the class; and,

                         (e) whether the class is entitled to injunctive relief or damages as a result of the wrongful conduct of the defendants.

                    21. Plaintiffs are committed to prosecuting this action and have retained competent counsel experienced in litigation of this nature. The claims of the plaintiffs are typical of the claims of other members of the class and plaintiffs have the same interests as the other members of the class. A class action is superior to any other type of adjudication of this controversy.

                    22. Defendants have acted in a manner which affects plaintiffs and all members of the class, thereby making appropriate injunctive relief and/or corresponding declaratory relief with respect to the class as a whole.

                               SUBSTANTIVE ALLEGATIONS

                    23. CNW's prospects have been improving over the last several quarters as the economy has come out of recession.

                    24. On November 4, 1994, CNW said it completed ahead of schedule more than ten miles of track capacity expansion on the joint line of its Western Railroad Properties Inc. coal-hauling subsidiary. In addition, the Company said that it planned to add another 27.2 miles of double-track on both the joint and connector lines by the end of 1994. The Company said the coal line track expansion project will continue throughout 1995 when $29.5 million is scheduled to be invested. CNW stated that its growth would continue as its Western Railroad unit was expected to haul 88 million tons of coal in 1994 and increase up to 100 million tons in 1995.

                    25. On December 13, 1994, Union Pacific declared that it was taking control of CNW. Union Pacific reported that an Interstate Commerce Commission ("ICC") ruling allowed it to take control of CNW's railway subsidiary. The ICC said that Union Pacific can convert its 29.5% stake in CNW from non-voting to voting shares and that Union Pacific will be allowed to take three seats on CNW's nine member board. Prior to the ICC ruling, Union Pacific had one seat on CNW's seven member board.

                    26. In January, 1995, Railway Age reported on Union Pacific's control of CNW. According to Union Pacific Chairman and Chief Executive Officer, Dick Davidson, joint marketing and operating efforts are expected to produce benefits of approximately $23 million this year and $75 million annually by 1997. Davidson stated that if full integration was proposed, annual benefits of $184 million would be possible.

                    27. On January 26, 1995, CNW reported lower fourth quarter 1994 earnings, $0.43 per share compared to 1993's $0.54 per share, but said that capacity expansion and increased business on its core railroad had positioned it for future growth. The number of loads hauled rose nine percent in 1994 to 2,563,750 loads. Coal shipments grew by 16% on the railway's coal hauling subsidiary in Wyoming and grew by 16% on the core railroad.

                    28. On February 22, 1995, only three weeks before the merger with Union Pacific was announced, CNW stated that it expects its 1995 net income to be 30 to 35 percent above its 1994 net income. The Company had expected its net income to rise by 15 to 20 percent over the prior year but due to a better-than-anticipated operating performance, the Company raised its estimates. The Company also said that its improved performance will permit an additional $40 million to $50 million of long-term debt to be retired this year.

                    29. On February 23, 1995, Bear Stearns analyst Gary Schneider confirmed that he upgraded CNW to "attractive" from "neutral." He raised his 1995 earnings estimate to $2.62 from $2.20.

                    30. Due to the Company's vast growth opportunities, and an improved economy in its markets, CNW is on the verge of increased and sustained profitability.

                    31. However, just as CNW was establishing its growth position, Union Pacific shocked the market with its proposal to merge CNW into Union Pacific. On March 10, 1995, Union Pacific announced that it plans to increase its existing stake in CNW from 29% to 100%. Union Pacific plans to pay $35 per share in cash. The transaction is subject, among other things, to negotiation and execution of a mutually satisfactory definitive purchase agreement and approvals by the companies' respective boards of directors. Union Pacific Chairman and Chief Executive Officer Drew Lewis stated:

               I am very excited about this transaction. The Chicago and North Western is an excellent managed and maintained railroad with a great route to Chicago. This is a strategic move that will make Union Pacific an even greater mover of southern Powder River Basin coal, grain, intermodal and other products.

                    32. The proposed plan in which Union Pacific will pay $35 in cash for each share of CNW outstanding at the time of the merger does not represent the true value of the assets and future prospects underlying each share of CNW.

                    33. By virtue of its dominance and control over CNW, Union Pacific, together with the individual defendants, has engaged in a plan involving acts which are grossly unfair to plaintiffs and the other members of the class. The purpose of the plan is to enable Union Pacific to acquire 100% equity ownership of CNW and its assets for its own benefit, and at the expense of the other CNW stockholders who would be deprived of their equity investment and the benefits to accrue thereafter, for a grossly inadequate price.

                    34. Defendants' announcement of the proposed bid fails to disclose whether, prior to making the offer, they obtained an unconditional opinion of an independent investment banker regarding the fair value of the CNW stock. Nor does the merger announcement make any mention of the improving prospects for CNW due to the improving economy in its markets and track capacity expansion, the cost of which was partially borne by the minority shareholders. The merger announcement does not mention that CNW is on the verge of reporting sustained and significant profits.

                    35. Because of Union Pacific's 29% equity power, seats on CNW's Board and overwhelming control over CNW, all of CNW's directors who will be considering the offer, and the entire board of directors, no third party, as a practical matter, can attempt any competing bid for CNW, as the success of any such bid would require the consent and cooperation of Union Pacific. In fact, because of the predominant control of CNW by Union Pacific, it is a foregone conclusion that whatever Union Pacific may offer, such offer will be accepted.

                    36. The proposed transaction serves no legitimate business purpose of CNW but rather is an attempt by defendants to unfairly benefit Union Pacific from the transaction at the expense of CNW's public stockholders. The proposed plan will deny plaintiffs and the other members of the class their right to share proportionately in the future success and growth in profitability of CNW and its valuable assets, while permitting defendants to reap huge benefits from the contemplated transaction.

                    37. The price of $35 per share of CNW to be paid to the class members is unconscionable, unfair and grossly inadequate. The terms of the proposed merger constitute a fraud upon the minority stockholders because, among other things:

                         (a) the intrinsic value of each share of CNW is materially in excess of $35, giving due consideration to the possibilities of growth and profitability of CNW in light of its business, earnings and power, present and future.

                         (b) the $35 for each share of CNW stock is not the result of arm's length negotiations and was not based upon any independent evaluation of the current value of CNW shares, assets or business, but was fixed arbitrarily by defendants, as part of a plan by Union Pacific to obtain complete ownership of CNW's assets and business at the lowest possible price, to obtain for itself benefits disproportionate with those to be received by the public stockholders, which facts were not and perhaps will not be disclosed since it is not in defendants' interests to disclose such facts.

                    38. Because the defendants are in possession of corporate information concerning CNW's assets, businesses and future financial prospects, the degree of knowledge and economic power between defendants and the public stockholders is unequal, making it grossly and inherently unfair for Union Pacific to obtain ownership of CNW's assets from the public common shareholders.

                    39. By reason of the foregoing acts, practices and course of conduct, Union Pacific has breached and continues to breach its duty as a controlling stockholder of CNW and the individual defendants have breached and continue to breach their duties as directors of CNW, to the remaining stockholders including plaintiff and the other members of the class herein.

                    40. Plaintiffs and the class will suffer irreparable damage unless defendants are enjoined from continuing to breach their fiduciary duties and from carrying out the aforesaid plan and scheme.

                    41. Plaintiffs and other members of the class have no adequate remedy at law.

                    WHEREFORE, plaintiffs demand judgment against the defendants jointly and severally, as follows:

                         (1) declaring this action to be a class action and certifying plaintiffs as the class representatives, and their counsel as class counsel;

                         (2) enjoining, preliminarily and permanently, Union Pacific's offer for acquisition of the CNW stock owned by plaintiffs and the other members of the class;

                         (3) to the extent, if any, that the contemplated transaction or transactions complained of are consummated prior to the entry of this Court's final judgment, rescinding such transaction or transactions, and granting, inter alia, rescissionary damages;

                         (4) directing that defendants pay to plaintiffs and the other members of the class all damages caused to them and account for all profits and any special benefits obtained as a result of their unlawful conduct;

                         (5)  awarding to plaintiffs the costs and
          disbursements of this action, including a reasonable allowance for the fees and expenses of plaintiffs' attorneys and experts; and

                        (6) granting plaintiffs and the other members of the class such other and further relief as may be just and proper.

          Dated:  March 13, 1995

                                      MORRIS and MORRIS

                                      By:

                                      Suite 1600
                                      1105 North Market Street
                                      Wilmington, Delaware  19801
                                      (302) 426-0400

                                      Attorneys for Plaintiffs

          Of Counsel:

          STULL, STULL & BRODY
          Jules Brody
          6 East 45th Street
          New York, New York 10017
          (212) 687-7230

          LAW OFFICES OF JOSEPH H. WEISS
          Joseph H. Weiss
          319 Fifth Avenue
          New York, New York 10016
          (212) 532-4171